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SECU[...]NGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BGB SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 N. Glebe Road, Suite 1040
(No. and Street)

Arlington, VA 22201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William S. Berno 703-528-7788
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bish & Haffey, P.C.
(Name — if individual, state last, first, middle name)

50 South Pickett Street, Suite 200 Alexandria, VA 22304
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/12/02
SS

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, WILLIAM S. BERNO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BGB SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

City/County of ARLINGTON
Commonwealth/State of VIRGINIA
I hereby certify that the attached document is a true and exact copy of a FORM X-17A-5, presented before me this 25th day of FEB, 19 2002
[signature], Notary Public
My commission expires JULY 31, 19 2005

Notary Public

[signature] William S. Berno
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNO, GAMBAL & BARBEE, INC.

REPORT AND FINANCIAL STATEMENTS

DECEMBER 31, 2001

BISH & HAFFEY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
50 SOUTH PICKETT STREET
SUITE 200
ALEXANDRIA, VA 22304


CPA

The CPA Never Underestimate The Value.℠

BISH & HAFFEY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
50 SOUTH PICKETT STREET
SUITE 200
ALEXANDRIA, VA 22304
(703) 751-3800

Independent Auditor's Report

January 17, 2002

Board of Directors
Berno, Gambal & Barbee, Inc.

We have audited the accompanying consolidating statement of financial condition of Berno, Gambal & Barbee, Inc. and affiliates as of December 31, 2001, and the related consolidating statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidating financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidating financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidating financial statements referred to above present fairly, in all material respects, the financial position of Berno, Gambal & Barbee, Inc. and affiliates at December 31, 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


CPA

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bird & Haffey, PC

BERNO, GAMBAL & BARBEE, INC.

CONSOLIDATING STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

		Berno, Gambal & Barbee, Inc.		BGB Securities, Inc.		Eliminating Entries		Total
Current assets								
Cash	$	41 936	$	147 605		(1)	$	189 540
Investments (Note10)		355 582		50 766	$			406 348
Receivable from clearing organization (Note 3)				19 182				19 182
Receivable from Parent Company				125 003		(125 003)		
Other receivables (Note 9)		12 441						12 441
Prepaid expenses		11 882						11 882
Total current assets		421 841		342 556		(125 004)		639 393
Non-current assets								
Investment in Subsidiary		340 470				(340 470)		
Investments (Note10)		98 773		25 238				124 011
Furniture and equipment, net of accumulated depreciation of $34,323 (Note 2)								
Leasehold improvements, net of amortization of $1,242 (Note 2)		10 550						10 550
Software, net of amortization of $38,097 (Note 2)		342						342
Organization costs, net of accumulated amortization of $1,675 and $135 (Note 2)				154				154
Deposits		3 536						3 536
Total non-current assets		453 671		25 392		(340 470)		138 593
Total assets	$	875 512	$	367 948	$	(465 474)	$	777 986

LIABILITIES AND STOCKHOLDERS' EQUITY

		Berno, Gambal & Barbee, Inc.		BGB Securities, Inc.		Eliminating Entries		Total
Current liabilities								
Accounts payable and accrued expenses	$	196 990			$		$	196 990
Payable to Subsidiary		125 003				(125 003)		
Income taxes payable		2 404						2 404
Deferred income tax liability (Note 6)		10 584		419				11 003
Payable to contractor (Note 8)			$	25 391				25 391
Total current liabilities		334 981		25 810		(125 003)		235 788
Stockholders' equity								
Common stock, no par value, 3,000 and 1,500 shares authorized, 2,100 and 100 shares issued and outstanding, respectively		191 836						191 836
Additional paid - in capital		12 128		280 174		(280 174)		12 128
Retained earnings		294 495		60 297		(60 297)		294 495
Accumulated other comprehensive income (Note 5)		42,072		1,667				43,739
Total stockholders' equity		540 531		342 138		(340 471)		542 198
Total liabilities and stockholders' equity	$	875 512	$	367 948	$	(465 474)	$	777 986

The accompanying notes are an integral part of the financial statements.

BGB SECURITIES, INC.

REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

FOR A BROKER-DEALER CLAIMING AN EXEMPTION

FROM SEC RULE 15c3-3

FOR THE YEARS ENDED DECEMBER 31, 2001

BISH & HAFFEY

A PROFESSIONAL CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

50 SOUTH PICKETT STREET

SUITE 200

ALEXANDRIA, VA 22304


CPA
The CPA Never Underestimate The Value.

BISH & HAFFEY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
50 SOUTH PICKETT STREET
SUITE 200
ALEXANDRIA, VA 22304
(703) 751-3800

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

January 17, 2002

Board of Directors
BGB Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BGB Securities, Inc. (the "Subsidiary"), as part of the consolidated financial statements of Berno, Gambal and Barbee, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Subsidiary including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Subsidiary in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Subsidiary does not carry security accounts for customers or perform custodial functions relating to customer securities.


CPA

The management of the Subsidiary is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Subsidiary has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Subsidiary's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Briar & Haffey, PC

SCHEDULE 1

BGB SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

Beginning ownership equity	$	304 453
Net income		36 018
Additions to Capital		
Ownership equity December 31		340 471
Deductions and other charges:		
Nonallowable assets		
Fees receivable from parent company		125 003
Furniture and equipment, net		
Leasehold improvements, net		
Software, net		
Organization costs, net		154
Deferred tax benefit		
Deposits		
Prepaid expenses		
Total deductions and other charges		125 157
Net capital before haircuts on securities positions		215 314
Haircuts on securities		
Corporate bonds		3 786
US Treasury notes		254
Total haircuts		4 040
Net capital	$	211 274
Aggregate indebtedness		
Payable to contractor	$	25 391
Accounts payable and accrued expenses		
Income taxes payable		
Total aggregate indebtedness	$	25 391
Computation of basic net capital requirement		
Minimum net capital required	$	50 000
Excess net capital	$	161 274
Excess net capital at 1,000%	$	208 735
Ratio of aggregate indebtedness to net capital		12%
Reconciliation to Computation included in Part II of Form X-17A-5 as of December 31		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	214 852
Net audit adjustments		(3 578)
Net capital per above	$	211 274